SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Akerna Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00973W 102

(CUSIP Number)

c/o Emery Johnathon Huang

1601 Arapahoe Street, Suite 900

Denver, Colorado, 80202

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00973W 102

1	Names of Reporting Person. Emery Johnathon Huang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 997,640 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 997,640 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 997,640
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.6% (2)
14	Type of Reporting Person IN

CUSIP No. 00973W 102

1	Names of Reporting Person. Batu Capital Investments MJT LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 616,750 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 616,750 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 616,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.9% (2)
14	Type of Reporting Person OO

(1)	Represents (i) 616,750 shares held by Batu Capital Investments MJT LLC (“Batu”) and (ii) 342,801 shares of common stock held by Khitan, LLC (“Khitan”). Emery Johnathon Huang, a director of the issuer, is the manager of Khitan and a managing partner of Batu, which is the managing member of Batu, and has voting and investment discretion with respect to the common stock owned by Khitan and Batu.
(2)	Based on a total of 10,400,381 shares of common stock issued and outstanding as of June 25, 2019 as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Batu Capital Investments MJT LLC, a limited liability company formed in the state of Delaware (“Batu”) and Emery Johnathon Huang, a director of the Issuer, is the manager of Khitan and a managing partner of Batu (together with Batu, the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: common stock, $0.0001 par value (“Common Stock”)

Issuer:	Akerna Corp. (“Issuer”) (as successor to MTech Acquisition Corp.)

c/o Jessica Billingsley

1601 Arapahoe Street, Suite 900

Denver Colorado 80202

Item 2.	Identity and Background

(a)	This statement is filed by:

Batu, which is the holder of record of approximately 5.9% of the issued and outstanding shares of Common Stock outstanding as of June 25, 2019, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on June 21, 2019; and

Emery Johnathon Huang (“Mr. Huang”). Mr. Huang is the manager of Khitan and a managing partner of Batu.

(b)

The business address for each Reporting Person is as follows:

The address of the principal business and principal office of each of the Reporting Persons is 1601 Arapahoe Street, Suite 900, Denver Colorado 80202.

(c)	Present Principal Occupation or Employment:

For Batu: Not applicable

For Mr. Haung: Director of the Issuer and managing partner of Batu

(d)   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship/Place of Organization:

For the Trust: Delaware

For Ms. Billingsley: United States.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, Batu received 616,750 shares of Common Stock in exchange for an aggregate of 2,308,539 units of MJF. Mr. Huang is the managing director of Batu.

Additionally, Khitan paid $3,500,000 for 342,801 shares of class A common stock of MTech which were exchanged in a one for one ratio for 342,801 shares of Common Stock and 38,089 shares of Common Stock transferred to Khitan from MTech Sponsor LLC (the “Sponsor”) in connection with the private placement.

Item 4.	Purpose of the Transaction

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, Batu received 616,750 shares of Common Stock in exchange for an aggregate of 2,308,539 units of MJF. Mr. Huang is the managing director of Batu.

Additionally, Khitan received (i) 342,801 shares of Common Stock received in exchange for 342,801 shares of class A common stock of MTech purchased by Khitan in a private placement that closed concurrently with the merger and (ii) 38,089 shares of Common Stock transferred to Khitan from MTech Sponsor LLC (the “Sponsor”) in connection with the private placement.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 10,400,381 shares of Common Stock issued and outstanding as of June 25, 2019, as reported by the Issuer in its Current Report on Form 8-K, filed by the Issuer with the SEC on June 21, 2019) are as follows:

Emery Johnathon Huang
a)		Amount beneficially owned: 997,640	Percentage: 9.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	997,640
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	997,640
	iv.	Shared power to dispose or to direct the disposition of:	0
Batu Capital Investments MJT LLC
a)		Amount beneficially owned: 616,750	Percentage: 5.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	616,750
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	616,750
	iv.	Shared power to dispose or to direct the disposition of:	0

Emery Johnathon Huang is the manager of Khitan and a managing partner of Batu.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Merger Agreement by and among MTech, MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJF and Jessica Billingsley (as successor to Harold Handelsman),

In connection with the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among MTech Acquisition Corp. (“MTech”), MTech Acquisition Holdings Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Purchaser Merger Sub Inc., MTech Company Merger Sub LLC, MTech Sponsor LLC, MJ Freeway LLC (“MJF”) and Jessica Billingsley (as successor to Harold Handelsman), dated as of October 10, 2018, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of April 17, 2019, the Trust received 1335,802 shares of Common Stock in exchange for an aggregate of 5,000,000 units of MJF.

The description of the Merger Agreement is qualified in its entirety by reference to the full text of such agreement, as amended, a copy of which was filed as Exhibit 2.1 and 2.2 to the Registration Statement on Form S-4/A filed by the Issuer with the SEC on May 14, 2019 (and is incorporated by reference herein as Exhibits 10.1 and 10.2).

Subscription Agreement by and among MTech Acquisition Corp., Akerna Corp., and certain purchasers

In connection with the Merger Agreement, from June 5, 2019 through June 10, 2019, MTech entered into subscription agreements (each, a “Subscription Agreement”) with certain investors, whereby the investors named therein (the “Investors”) committed to purchase an aggregate of 901,074 shares of common stock of MTech for an aggregate purchase price of approximately $9.2 million (the “Private Placement”). Pursuant to the Private Placement, Khitan received (i) 342,801 shares of Common Stock received in exchange for 342,801 shares of class A common stock of MTech purchased by Khitan and (ii) 38,089 shares of Common Stock transferred to Khitan from MTech Sponsor LLC (the “Sponsor”).

The description of the Private Placement is qualified in its entirety by reference to the full text of such agreement a form of which was filed as Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2019 (and is incorporated by reference herein as Exhibits 10.3).

Lock-Up Agreement by and among MTech Acquisition Holdings, Inc. (which subsequently filed an Amended and Restated Certificate of Incorporation to change the company’s name to Akerna Corp.), MTech Sponsor LLC, and each holder signatory thereto

On June 17, 2019, simultaneously with the closing of the Merger Agreement, the Trust transferred 133,580 are being held in escrow and are subject to forfeiture until 90 days after the issuer files its annual report on Form 10-K for the fiscal year ended June 30, 2019 to satisfy claims arising as a result of MJF’s breach of any of its representations and warranties or covenants in the Merger Agreement (the “Lock-Up Agreement”).

The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which was filed by the Issuer as Exhibit 10.17 to the Registration Statement on Form S-4 filed by the Issuer with the SEC on October 10, 2018 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Agreement and Plan of Merger, dated October 10, 2018, by and among by and among (i) MJF, (ii) the Sellers, (iii) the Members’ Representative, (iv) MTech, (v) MTech Holdings; (vi) MTech Purchaser Merger Sub Inc.; (vii) MTech Company Merger Sub LLC; and (viii) the MTech Representative. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form S-4/A filed by the Issuer with the SEC on May 14, 2019).

Exhibit 10.2	First Amendment to Agreement and Plan of Merger, dated April 17, 2019, by and among by and among (i) MJF, (ii) the Sellers, (iii) the Members’ Representative, (iv) MTech, (v) MTech Holdings; (vi) MTech Purchaser Merger Sub Inc.; (vii) MTech Company Merger Sub LLC; and (viii) the MTech Representative. (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4/A filed by the Issuer with the SEC on May 14, 2019).

Exhibit 10.3	Form of Subscription Agreement, by and among MTech Acquisition Corp., Akerna Corp., and each purchaser signatory thereto (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 21, 2019).

Exhibit 10.4	Form of Lock-Up Agreement, by and among MTech Acquisition Holdings, Inc., MTech Sponsor LLC, and each holder signatory thereto (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form S-4 (File No. 333-228220))

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2019	Batu Capital Investments MJT LLC

	By:	/s/ Emery Johnathon Huang
Name: Emery Johnathon Huang
Title: Managing Partner of Batu Capital Investments MJT LLC

Date: June 27, 2019	By:	/s/ Emery Johnathon Huang
Emery Johnathon Huang